EXHIBIT 12.1

US Restaurant Properties, Inc.

Ratio of Earnings to combined Fixed Charges and

Preferred Stock Dividends

(in thousands)

	For the Nine Months Ended September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings:
Net income (loss) from continuing operations before minority interest and cumulative effect of change in accounting principle	9,709	10,742	17,585	12,679	(17,059)	(360)	(5,965)
Add: Fixed Charges	21,445	21,774	28,968	30,001	42,829	39,225	38,616
Less: Capitalized Interest	—	—	—	—	(52)	(739)	(1,346)
Preferred Dividend Requirements	(7,130)	(5,579)	(8,121)	(7,102)	(7,102)	(7,102)	(7,102)
Minority Interest	(29)	(3,542)	(4,147)	(4,681)	(4,485)	(4,139)	(567)

Earnings	23,995	23,395	34,285	30,897	14,131	26,885	23,636

Fixed Charges:
Interest Expense	13,787	15,660	20,126	22,306	35,000	30,706	29,410
Capitalized Interest	—	—	—	—	52	739	1,346
Estimated Interest with Rent Expense(1)	528	535	721	593	675	678	758
Preferred Dividend Requirements	7,130	5,579	8,121	7,102	7,102	7,102	7,102

	21,445	21,774	28,968	30,001	42,829	39,225	38,616
Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.12	1.07	1.18	1.03	0.33	0.69	0.61
Deficiency of Earnings to Combined Fixed Charges and Preferred Stock Dividends	n/a	n/a	n/a	n/a	(28,698)	(12,340)	(14,980)

(1)	20% of rent expense